PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6968)

November 15, 2010

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   GreenChoice International, Inc.

Pre-effective Amendments 3, 4 and 5 to Registration Statement on Form S-1

Filed September 24, 2010 and October 6, 2010

File No. 333-167879

Dear Ms. Long:

This letter is in response to your comment letter dated October 12, 2010, with regard to the amendments to the Form S-1 filing of GreenChoice International, Inc., a Nevada corporation (“GreenChoice” or the "Company") filed on September 24 and October 6, 2010.

General

1.

Dates throughout the prospectus have been updated.

Risk Factors, page 4

17.  You may not be Able to Sell Your Shares nn (sic) GreenChoice…

This risk factor has been revised.

Use of Proceeds, page 10

2.

The Use of Proceeds has been revised to clearly indicate that no proceeds will be used for offering expenses.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Susan Block

Division of Corporation Finance

Securities and Exchange Commission

November 15, 2010

Dilution, page 11

3.

The date of this table has been added.

4.

The dilution table has been revised.  Below is the computation table used for figuring the dilution:

	100%	75%	50%	10%
Net Tangible Book Value Per Share Prior to Stock Sale	0.0040	0.0040	0.0040	0.0040
Net Tangible Book Value Per Share After Stock Sale	0.0092	0.0090	0.0086	0.0064
Increase in net book value per share due to stock sale	0.0052	0.0050	0.0046	0.0024
Loss (subscription price of $0.01 less NBV per share)	0.0008	0.0010	0.0014	0.0036

Net assets		5,876	5,876	5,876	5,876
plus % of proceeds	100,000	100,000	75,000	50,000	10,000
Total Net Assets		105,876	80,876	55,876	15,876

Original Shares		1,500,000	1,500,000	1,500,000	1,500,000
Diluted shares %	10,000,000	10,000,000	7,500,000	5,000,000	1,000,000
Total Shares		11,500,000	9,000,000	6,500,000	2,500,000

Total Net Assets Divided By Total Shares		0.0092	0.0090	0.0086	0.0064

Plan of Distribution, page 12

5.

A description of the subscription agreement as been added.

Description of Business, page 14

6.

The Description of Business has been revised.

7.

The Description of Business has been revised.  Additional risk factors have been added.

8.

The Description of Business has been substantially revised.

9.

The Description of Business has been revised.

10.

Additional information has been added.

11.

The Description of Business has been revised.

12.

The Description of Business has been revised to remove inconsistencies.

Ms. Susan Block

Division of Corporation Finance

Securities and Exchange Commission

November 15, 2010

13.

The Description of Business has been revised.

14.

This statement has been revised, as well as this portion of the Description of Business.

15.

The competitive information has been revised and expanded.

16.

Market information has been expanded and revised.

17.

Employee information has been updated.

Plan of Operation, page 44

18.

The Plan of Operation has been revised and expanded.

19.

This information has been clarified.

20.

The Plan of Operations has been revised and expanded.  [Jim:  do we need to add info here regarding FINRA and clearing the stock.]

Certain Relationships and Related Transactions and Director Independence, page 47

21.

A description of transactions with the President has been added.

Exhibit 5.1

22.

The letter has been revised and is refilled as exhibit 5.1.

Exhibit 23.2

23.

The revised auditor consent letter has been attached to the amended S1.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist GreenChoice in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

Ms. Susan Block

Division of Corporation Finance

Securities and Exchange Commission

November 15, 2010

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs